E.K. WALLACE SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash and cash equivalents	$	10,233
Prepaid expenses and deposits		4,374
Total assets		14,607

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable		968
Accrued expenses		112
Total liabilities		1,080
MEMBER'S EQUITY		13,527
Total liabilities and member's equity	$	14,607

See accompanying notes.